Exhibit 99.1

FINAL TRANSCRIPT

    Thomson StreetEventsSM

    Conference Call Transcript

      ANPI - Q3 2010 Angiotech Pharmaceuticals Earnings Conference Call

      Event Date/Time: Nov 09, 2010 / 04:00PM GMT

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FINAL TRANSCRIPT

Nov 09, 2010 / 04:00PM GMT, ANPI - Q3 2010 Angiotech Pharmaceuticals Earnings Conference Call

CORPORATE PARTICIPANTS

Tom Bailey

Angiotech Pharmaceuticals – CFO

William Hunter

Angiotech Pharmaceuticals – President, CEO & Founder

CONFERENCE CALL PARTICIPANTS

Doug Dieter

Imperial Capital – Analyst

Ted Bernstein

UBS – Analyst

Amit Shah

Visium Capital Management – Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen. Thank you for your patience. Welcome to the Q3 2010 Angiotech Pharmaceuticals conference call. (Operator Instructions) As a reminder, today’s conference is being recorded for replay purposes. I would now like to turn the conference over to our host for today’s call, Mr. Tom Bailey, Chief Financial Officer. Please proceed, sir.

Tom Bailey – Angiotech Pharmaceuticals – CFO

Thanks. Good morning, everybody.

So as per usual, our forward-looking statement disclaimer and as per usual, there will be many forward-looking statements made during this presentation both about the company’s business, as well as the proposed transaction. In addition, we have financial information as per usual presented in this presentation and in our press release in both a GAAP format, as well as we have some non-GAAP financial measures that people should take care to refer to the tables in the back of the press release if they have questions and to not refer to those measures as [inaudible] or superior to GAAP. And finally, a bit differently this quarter, we’ve added proxy statement legend language as due to the proposed transaction and our intent to file a proxy related to a potential shareholder vote around the proposed transaction. We’ve posted this language about additional information and where to find it, and we would expect to file a proxy statement document with respect to the proposed transaction in the very near future. We’ll have updates as we move along in the process.

So with that, we’ll get into the financial review. So in aggregate for the third quarter, consistent with our pattern of the past several periods, we reported our highest ever third quarter product revenue in this quarter at $52 million, while royalty revenues derived from sales of TAXUS but our partner Boston Scientific continued to decline substantively as compared to prior periods. As with the past several quarters, we presented our results as well by our major lines of business. Our proprietary business showed continued solid growth, driven primarily by increasing sales of Quill, and during the third quarter, proprietary total sales increased 18% as compared to the third quarter of 2009.

In addition, our base business continued to show stability across the board and recorded currency adjusted 3% top line growth as compared to the prior year period. As noted, royalty revenue continued to decline from the already low levels of the third quarter of last year and was off another 51%, declining to $7.1 million. We expect these same patterns to continue through our fourth quarter results, with stable to growing trends in our product business and yet further declines in the royalties based on Boston Scientific’s just reported third quarter TAXUS sales results, which were slightly lower consecutively compared with our second quarter TAXUS sales results.

Finally, as a quick note, and as many are aware, we recently released on October 29, some selected forecast information that was provided a certain of our subordinated noteholders in connection with our recently announced recapitalization proposal. As is noted in the written text just

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Nov 09, 2010 / 04:00PM GMT, ANPI - Q3 2010 Angiotech Pharmaceuticals Earnings Conference Call

prior to the financial tables in the October 29 press release, the business segment financial totals for proprietary and base and our October 29 release are not comparable to the totals as we had presented them in this presentation or prior slide presentations for quarterly results due to some differences in certain product allocations between business units for purposes of the projections as compared to how we have set those allocations for 2010. So in short, we’re finalizing some decisions to which segment will manage certain of our products for 2011 and beyond, and the information provided to noteholders reflects management’s most updated perspective. And as noted here, we intend upon finalizing decisions around products and relative promotion budgets during the 2011 planning process to provide updates to business unit financial information reflecting any such changes in the fourth quarter and year-end reported results and of course going forward.

With respect to the total income statement and cash, the patterns are again consistent with what we’ve observed in the last several quarters. We have record product revenue reported for the quarterly period, continued improvement in product gross margins and slightly increasing the controlled growth in operating expenses primarily related to our continued increases in commercial and R&D efforts relating to our Quill and anti-infective franchises. Adjusted EBITDA, however, continued to decline in step with the continued significant declines in the royalty revenue derived from our partner Boston Scientific. Cash was down only slightly as of the period end as compared to the second quarter, which is consistent with the first and third quarterly periods in which there is no semi-annual interest payment remittance under our subordinated notes.

Moving ahead to a snapshot on some charts, these charts further illustrate the trends that were noted on the prior two slides. Proprietary revenues continue to exhibit solid growth as compared to all of our prior periods. Base revenue has shown nice consistency and stability throughout this year, and our OEM business in particular, which experienced so much pressure in 2009 has shown really good resiliency through all three quarters of this year, and was again higher substantively in Q3 of this year, as compared to the low watermark period of Q3 2009. The TAXUS royalty revenue changes is not only hard to view when measuring the slope of the decline, but in particular, when taking into account that going back another eight periods would have that bar showing in the high $40 millions in revenue. So in short, the Q3 amount of $7 million collected represents an almost 90% decline in the peak point in early 2006. Finally, the benefits of our facility consolidation activities and the proved utilization and efficiency of all our operations are allowing us to approach overall gross margins in our products business for the year in excess of 50%, which is a remarkable result by our ops team under some chaotic circumstances in a period of a great deal of change.

A quick snapshot of our latest balance sheet shows a few highlights and of course a few issues. As a highlight, I would point out continued improved working capital management in the “Q” that embodies the cash conservation efforts we’ve undertaken during this difficult period. In a period where we’ve shown solid revenue growth and new proprietary product categories amounting to an excess of $20 million, inventories have remained flat and receivables have only increased by approximately $2 million. Our balance sheet issues, on the other hand, are of course well documented as our royalty revenue and therefore EBITDA, in spite of the increases in our products business, have continued to decline in aggregate. And even as we reduce the tightly managed operating expenses in our product businesses, we’ve been forced to deal with further credit ratios and liquidity constraints that are at the far outer edge of measures observed for any company in our industry. So despite our many efforts to make more happen with less, 20 times debt to cash flow equates to virtually zero further operating flexibility and margin for error under almost any scenario and hence the obvious need for the tough choices we’ve had to make over the past two years and recently, which we’ll discuss further in a moment.

So to conclude the financial review part of the discussion, that continued performance by our sales and operations teams and have delivered solid results in our products businesses underpinned by well controlled and focused expense control and investment initiatives that are well within the watermarks established subsequent to the significant cuts we had to make late in 2008. With that said, the continuing declines since 2008 in royalty revenue and the outcomes of our four-plus-year exploration of financial and strategic alternatives for this company have led to an inflection point of tough choices. Simply put, to either further or significantly reduce expenses and make interest payments, and thereby sacrifice the last of our significant investments of promising products like Quill, or to pursue a transaction to right-size our balance sheet and better align our capital structure with our business initiatives. As many are aware, we attempted through our proposed transaction with Ares and New Leaf in 2008 to get out in front of this royalty revenue situation that we were unable to complete that deal due to many factors not in our control. After another approximately two years of work with our various advisors, we recently concluded that this debt for equity exchange we had proposed and announced on October 29 was the company’s most reasonable option to preserve our future opportunities and offers the best opportunities to exercise our duties to all of our important constituencies, including our lenders, bond holders, our shareholders, our partners and employees, and importantly the people that count on our products every day.

So with that preamble, I will attempt to briefly summarize some of the high points of the very detailed series of press releases and disclosures related to the proposed recapitalization as announced on October 29. So this transaction is actually, despite the many detailed pages of description and disclosure around it and all of our different documents, is actually quite simple and many, many transactions in the last two years like it have been done with companies that ran into issues for various reasons, subsequent in particular to the late 2008 financial market changes. When companies become constrained by their debt, they often negotiate to in effect sell equity in that company to a group of their lenders or to renegotiate the terms of their debt to the extent a company can still support the borrowings. In our case, this transaction as proposed would

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Nov 09, 2010 / 04:00PM GMT, ANPI - Q3 2010 Angiotech Pharmaceuticals Earnings Conference Call

effectively sell a majority position in the equity of the company to a group of our subordinated note holders in order to eliminate just under half of the company’s total debt, so in other terms, in effect we plan to complete what amounts to a large $250 million equity offering and use the proceeds to repay $250 million worth of debt.

So I’ll provide some data illustrations to suggest the impact of this in a moment, but needless to say, a $250 million reduction in our total debt, and thereby a $20 million reduction in annual cash interest payments, is some significant relief to the liquidity challenges we have been constantly managing over the last 24 months. Very importantly, as part of this transaction, we’ve signed agreements with the strong support significant majorities of both classes of our debt, which adds greatly to the certainty we can complete this deal without material delay or incident and keep our most important business initiatives for the most part on course.

Also, as we announced concurrently today, our partners at Wells Fargo have generously agreed to amend their credit facility to provide our company with much needed working capital, as we work to finalize this transaction. And based on our amended agreement, we will now have up to $25 million immediately available to satisfy any interim liquidity needs subject to certain covenants and restrictions as described in our various disclosure documents for the quarter, including our press release of this morning. We feel this is a terrific statement of support by Wells in the face of the significant change in the company’s capital structure and the uncertainty that often comes with such changes.

Under the proposed transaction, we would eliminate as stated our $250 million senior subordinated note. Our $325 million senior floating rate note would remain outstanding on substantively the same terms as they are currently under. In exchange for their debt, our subordinated note holders would receive a 93.5% ownership position in the common equity of the company. Our common shareholders of record at the close of the transaction would retain a 2.5% ownership position on day one, with warrants included that could provide for an additional 10% ownership above equity market values for the company of approximately $280 million, or in other terms, at enterprise values of approximately $600 million, which is coincidentally within reasonable reach based on comparable company trading values in our industry sector for companies with normalized healthy balance sheets. In other terms, the warrants would be struck at prices that would be in the money at approximately the equity value at which the subordinated note holders have equity holdings worth the amount of the original loan of $250 million.

In addition, our existing stock-based incentive plan will be canceled, and we will replace that plan with a new plan and grant new shares and options at close equal to 4% and restricted stock and a to-be-determined number of options that will not exceed 6% at close. The shares underlying that plan may ultimately equate to, if all are issued and exercisable, up to 15% of the total outstanding shares over the life of the plan, which is consistent with the plan that we have that will be canceled, which provides for 16% currently and this percentage is set at the median, approximately the median of comparable companies in our industry sector. Any and all new grants will of course be subject to new vesting provisions and other restrictions as is typical with these types of plans and will not be immediately exercisable.

Lastly, we are currently planning to work to effect this transaction in what we will describe as an out of court process, as opposed to what is commonly referred to in the US as a prepackaged recapitalization, which if we hope to complete the deal in this way, will require voluntary exchange by our subordinated noteholders as well as an affirmative shareholder vote. To be clear, we will work to effect this transaction through alternative paths, if said paths turn out to be necessary or more expedient for the company, and I’ll discuss that further in a moment.

So here we’ve done a brief and very simple illustration of what this recapitalization is designed to do, and cutting through all the detail and disclosure. What we’re attempting to do here is simply reduce our debt, improve our credit ratios and ultimately increase our cash cushions or mitigate against any further declines in TAXUS-related royalties. On the top line of each of the four lines, you can see our current data as of the end of those periods and then we’ve done a pro forma calculation beneath that that shows the effect of what would that 12-month period for those data points have looked like had we not had our $250 million of subordinated notes outstanding. The pro forma figures as mentioned are presented on the latest 12-months basis as of the date indicated. It is also noted these scenarios exclude the impact of transaction fees and expenses which have been and we will expect will continue to be significant through the conclusion of the transaction. So in short, the proposed transaction, if we complete it as described would cut our debt ratios almost in half and would allow for more than a doubling of our interest coverage ratios compared to where they are today. While as noted prior, would eliminate $20 million of cash interest on an annual basis and thereby lead to greater cash balances at year end or at period end as a result.

So to conclude, a more lengthy discussion than normal, thanks very much for bearing with us through this call and through all of this. We believe when we cut through all the details, the disclosure, the discussion, and opinions, that as always and usual, there are ultimately a few high-level considerations in this transaction that are the most important. First of all, this transaction may seem a difficult outcome for certain constituents, including shareholders, including two of the largest individual shareholders by far who happen to be sitting in this room giving this presentation. It’s an understatement to say that this management team, board, company and advisors have turned over every possible stone since 2006 leading up to the proposed transaction with Ares, and over the last two years subsequent to the company’s hiring of Blackstone Group in attempting to address our balance sheet and create value for all of our constituents, including discussing innumerable possible transactions with corporate,

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Nov 09, 2010 / 04:00PM GMT, ANPI - Q3 2010 Angiotech Pharmaceuticals Earnings Conference Call

strategic partners, buyers, reviewing, and pursuing every reasonable permutation of financial or capital transaction imaginable, and exploring several and various options for budgets, cost cuts, asset sales, and cash conservation. I can’t overstate that it was with great duty and care that we ultimately elected to pursue the option proposed and we have every confidence that it is the best choice available to us at this time and that if some mythical, superior solution exists that we would have seen or found it over the past two-plus years or it will emerge.

Second, as noted with many, unlike with many announcements of this type, we have a significant majority at this date of both classes of our note holders agreeing to support the transaction of structure and signed on to binding support agreements and to understand that completing this process expediently and without incident is critical to the preservation of the value of our products businesses. We believe that the risk is a result of this becoming an overly protracted process is a result of disagreements amongst our various note holders to be substantively limited, which gives us an opportunity to deplete this proposed deal while minimizing business disruption and transaction costs as compared to similar transactions with Canadian US domiciled companies.

So finally, the last remaining and critical cog in completing the proposed transaction out of court and quickly with the potential for us to close and move on potentially very early in the new year is concluding of both the shareholders on the transaction, which is a wrinkle unique to the Canadian recapitalization process. In light of our extensive exploration of alternatives and the agreement of the substantive majority of our note holders, it would seem obvious to state that it would be very difficult for us to materially delay the transaction’s conclusion, simply in order to secure a favorable shareholder vote. Therefore, it is completely typical with these sorts of arrangements in the event we either secure a vote of shareholders in favor of the proposed transaction, or in the event the company, the note holders and our various advisors determine that our collective business judgments that pursuing efforts to secure a favorable shareholder vote were totally fruitless or lead to delays in our process that could materially harm our liquidity or the stability of the company or operating plant, we would pursue an alternative path to complete the recapitalization, such as a CCAA or prepackaged reorganization plan under which no consideration would be offered to existing shareholders at the close.

So it therefore goes without saying, and I believe I can speak for my partner, Dr. Hunter as well, that we plan to vote our shares and voice our support strongly in favor of the proposed transaction with our note holders. And I would urge all of our shareholders to consider that despite the seeming difficult nature of this deal, that the proposed consideration offer differs from the significant majority of these situations where shareholders typically receive nothing at all. While we certainly wish the TAXUS chart had different trajectory, we are looking ahead to the opportunity to participate in the future of these businesses and innovations that all of us here have worked so hard to sustain and grow in spite of these various challenges.

So with that, I will conclude and turn it over to Dr. Hunter for a brief discussion on the business.

William Hunter – Angiotech Pharmaceuticals – President, CEO & Founder

Thanks, Tom.

I will be very brief today so that we can get to the phones and answer some questions. I think in summation, this quarter is reminiscent of many others. Operationally, the business is strong. It’s performing very well. The third quarter, as you well know, is historically our weakest quarter. A number of our product lines, including our ophthalmology products and to a lesser extent, Quill and the like, are used in what I would call more elective surgical procedures, things like total joint replacement or cataract surgery, or even cosmetic surgery procedures. And those tend to fall off during the summer months when doctors and patients are on holiday. So for us to come in at almost $52 million on that quarter is another exceptional quarter. It’s — $50 million quarters were rare. I think we had only had one before. Now we have them every quarter now and we’re tracking very, very well.

With respect to Quill, the product continues to move on a run rate right now. Going forward, it is the biggest product in our company’s history exceeding any single product sales that we have had before. We’re now in close to 1400 hospitals, and we continue to launch new codes. Although we have seen some competition from Covidien in the space, our ability to build an arguably significantly superior product, and our ability to cut significantly smaller sizes than what’s available from the competition has allowed us to maintain a dominant market share in the barbed suture space and in fact, what I’m showing on the right-hand side is our ability to get down to even smaller and smaller sizes, and we should be able to get into specialty sutures and different designs in the not too distant future, just furthering the gap between us and our competition.

We had some significant announcements in the, ironically enough, drug-eluding stent space with the Cook Zilver announcements in the third quarter, first at the TCT meetings in the US followed by the CIRSE meetings in Europe. What we saw was the Cook pivotal data that came out

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from the Zilver trial, and what it was able to show was patency rates that were exceptional, many times better than for patency than balloon angioplasty and in fact better than bare metal stents. And through every treatment algorithm that they did, it was clear the drug-eluding stent arm was substantially better than any other treatment we had seen for peripheral vascular disease. I think it will take a while for this product to gain some momentum. It will require a bit in terms of the change in practice as to how peripheral vascular disease is treated, and also I would remind people this product isn’t approved in the US yet. We’re still sitting in front of the regulators and it will be 2011 before it is launched. But I think this has the potential to be a very, very significant step forward.

I’ll remind those of you who have lived through the drug-eluding stent wars that there has never been any evidence that the Lemus drugs work in peripheral vascular disease. Peripheral arteries are a different animal than coronary arteries. They have different biology, and they have different response to injury. So it’s not surprising that there may very well be a drug differential between those in different treatment arms and every study that’s been done with the Lemus drugs in the peripheral vasculature has demonstrated no efficacy at all. So the TAXUS platform vis-a-vis the Lemus platform that you’ve seen played out in the coronary space may not be exactly how it plays out in the periphery. And the Cook data is exceptional and I think is going to be the first of it’s kind in terms of drug-eluding stent treatment for peripheral vascular disease.

The business, as I said, continues to perform exceptionally well. The base business, even in what could hardly be described as robust economic times is growing very nicely, and I think what’s really important is that all aspects of that business are growing. Steve Bryant and his leadership team are just doing an exceptional job running this part of the business. It’s not being driven by any one part of the business doing well. Ophthalmology, the surgical business, which is kind of the core suture line and the like, the biopsy business, the OEM business, all of these businesses are growing and are showing significant upward trends in both sales and profit growth. And it looks as if that business, which I remind everyone, is the major part of the company’s revenue stream at the current time, are set to exceed any goals that we set for the year in terms of overall performance.

So in conclusion, there is nothing wrong with the actual operation of this company. Hasn’t been for a long time. The proprietary products continue to grow. The interventional business has done well. Quill continues to be an up and coming product that is not only growing rapidly, but looks to have almost limitless future in terms of both innovation and new product iteration that we’re going to be able to come forward with. The base business is not just solid, it’s actually growing. We have been able to stabilize both the OEM business and the core business, with the addition of new customers and the like and expect to see more announcements from us in that regard over the coming months. And we really have got this thing running on all cylinders. I think to Tom’s point earlier, one of the difficulties has been trying to maintain the growth and trying to maintain the momentum with virtually no investment. Every spare dollar around here has gone to service the debt load over the last three to four years and yet we’re still able to show significant forward momentum.

It surprises me at times when I look back over this and Tom laid out the TAXUS chart, and I don’t think we need to revisit the TAXUS chart, but we went from $50 million per quarter checks down to $10 million. It astounds me that we were able to continue to run the business at $10 million, but when TAXUS went down another 35% from there, 40%, there’s just nowhere to go. As I’m fond of saying, we bought a house and took out mortgages as a two-income family, and we ended up as a one-income family. This one business, although performing exceptionally well, is just unable to stay ahead of what’s been going on in the other part. But it is important to realize that the reason that this business can be refinanced and the reason that we continue to have optimism in things going forward and our desire to preserve some equity value going forward is because this business is healthy, it is robust, it is able to grow and probably has a lot left in it, but it needs to come out from underneath the weight of the debt load and the constant siphoning off of cash that we’ve had to do in order to keep things going forward. I think with a little bit of balance sheet stability and perhaps a little bit of investment, this business could really hum going forward.

I’m quite proud of the Zilver program. I won’t go on and on about it on this particular call. But, you know, in terms of peripheral vascular disease, I think therapeutically, we’ve absolutely run the gauntlet in terms of trying to find a therapy that would be effective there. It seems that that has been kind of a Pandora’s box of therapeutic attempts from surgery to balloon angioplasty, none of them being very, very effective, to see patency rates in the 80s and 90s with a drug-eluding stent, this is truly revolutionary stuff. And I share the enthusiasm of my colleagues at Cook that this could end up being a very significant product going forward.

The recapitalization transaction process is very difficult. Again, not to revisit history, I don’t think there’s any point, we saw this coming years ago, and we tried to get out in front of it a couple years ago in a transaction that ultimately ran up against opposition. I suspect many of us would think about that transaction quite differently in the light of day today, but unfortunately that didn’t come to pass. As someone who I believe is the biggest shareholder in this business, most of the stock I bought myself, it certainly isn’t the way that we would have drawn it out, but having said that, I think it is important to preserve some equity value here. I think that we need as shareholders to get behind this transaction, give this company a chance to move forward and put the legacy of the overall decline behind us and start to build a business that stands on its own two feet and is able to discuss things like Quill and the interventional business and the core business and how those are doing as opposed to the never-ending royalty slide, which I prefer to leave behind me. I think as shareholders, we’ve got to vote for this transaction, and we need to just kind of close the books and go forward.

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Nov 09, 2010 / 04:00PM GMT, ANPI - Q3 2010 Angiotech Pharmaceuticals Earnings Conference Call

I will be around, as will Tom, to discuss all of this, and I’m happy to take anybody and everybody who would like to talk about it through the whole process, how we ended up where we ended up, and why we believe that this is the best path forward to not just preserve this business, but allow us to actually recognize its true potential, because I think this company is sitting on the precipice of becoming one of the great med tech companies in the business. And it just needs to cut some of the ties it’s had in the past and allow itself to break free from this and move on to the next level.

So with that, I will conclude my comments and I encourage all of you on the phone who have questions or comments to bring them forward.

QUESTION AND ANSWER

Operator

(Operator Instructions) Our first question comes from the line of Doug Dieter of Imperial Capital. Please proceed.

Doug Dieter – Imperial Capital – Analyst

Good morning. My first question revolves around the new credit facility with Wells Fargo. Just want to be clear on that. Is that $35 million of availability or $25 million of availability? And do you have the full availability currently? Do you have access to that right now?

Tom Bailey – Angiotech Pharmaceuticals – CFO

It’s approximately $25 million, and, yes.

Doug Dieter – Imperial Capital – Analyst

And is there — the maturity on that availability, what is it now?

Tom Bailey – Angiotech Pharmaceuticals – CFO

It’s the same. It’s just inside the maturity on our senior floating rate notes for the facility as a whole, although it’s expected that as part of this process that we will have a new credit facility that will be put in place at close. It could be with Wells. It could be with others. We’re in the process of evaluating that as we speak.

Doug Dieter – Imperial Capital – Analyst

And in evaluating the potential size of it, are you — is it your view that it’s probably in the $25 million to $35 million range?

Tom Bailey – Angiotech Pharmaceuticals – CFO

I couldn’t comment on that at this stage. We’re still in the phases of having those discussions, as was in the announcement. We have the ability under the revised floating rate note, the proposed revised floating rate note indenture to have a credit facility of up to $50 million in total size.

Doug Dieter – Imperial Capital – Analyst

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Nov 09, 2010 / 04:00PM GMT, ANPI - Q3 2010 Angiotech Pharmaceuticals Earnings Conference Call

I’m just asking the question because I’m trying to assess with that availability whether you’d need to do an additional equity raise, raise additional capital and any thoughts on that?

Tom Bailey – Angiotech Pharmaceuticals – CFO

I think that the short answer to that question is that we could, and it will depend upon the ultimate plan and levels of investments around certain opportunities that we elect to run. So I think there’s a scenario whereby we may not have to. There are certainly scenarios for additional investment that might make sense and that would allow us to drive the business more rapidly and to increase equity value faster. So that’s yet to be determined, and if we determine any specifics around that obviously we’ll have further announcements.

Doug Dieter – Imperial Capital – Analyst

With regard to two things, first of all, with regard to Quill, I wanted to find out exactly what the size of your sales force is, if that’s changed over the quarter, and your R&D and your SG&A is up slightly from last year. Want to get a sense for kind of, if we remain steady state right now with the current sales force in place, is that kind of on a run rate what we should be looking to expect? $6 million and $21 million for the quarter?

Tom Bailey – Angiotech Pharmaceuticals – CFO

I think that for the interim period, that that’s a reasonable run rate to assume. We’ve continued to increase our investments in Quill, in particular over the last 12 months. So some of the increases that you see in sales, SG&A and R&D are related to that and to increasing the size of our sales force. I believe that our sales force size is approximately 62 positions right now in Quill. It’s our expectation and hope that that would continue to expand as we go into 2011. That in part will depend on when this interim period concludes and this transaction concludes, and that’s a big part of the reason why we hope to conclude early in the new year so that we can get on with building the business and further expanding that sales force. That’s the plan at this stage. Obviously there are some factors around timing that we don’t completely control that may or may not determine that. In the interim period, Doug, it would be safe to assume that we’d spend that or around the run rates that we currently are sitting at.

Doug Dieter – Imperial Capital – Analyst

Is it also safe to assume that you’re just going to continue to focus on Quill right now and expand that sales force capability and hold off on the catheters?

Tom Bailey – Angiotech Pharmaceuticals – CFO

I think the answer to that is it depends. I think we feel very, very strong. We have strong competence and excitement around our anti-infective franchise, and I think that we will also through this process and as part of this process attempt to not only preserve the value of that franchise, but to put together a launch plan that’s consistent with what we’ve talked about in the past.

Doug Dieter – Imperial Capital – Analyst

And then just lastly, I know that you’ve shuffled a couple products between the proprietary and the base. It looks like you moved BioPince over to the base. Wouldn’t that imply that proprietary actually grew more year-over-year basis than what you reported here?

Tom Bailey – Angiotech Pharmaceuticals – CFO

If you looked at it on the basis of the new calculation, the answer to that would be, yes. BioPince — for example, if that were one of the profits that we had moved, I’m not saying that it is, is a more mature product relative to Quill, for example, that would have a higher growth rate.

Doug Dieter – Imperial Capital – Analyst

Very good. I’ll jump back in queue.

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Nov 09, 2010 / 04:00PM GMT, ANPI - Q3 2010 Angiotech Pharmaceuticals Earnings Conference Call

Tom Bailey – Angiotech Pharmaceuticals – CFO

Thanks.

Operator

Thank you very much, sir. (Operator Instructions) Your next question comes from the line of Ted Bernstein of UBS. Please proceed.

Ted Bernstein – UBS – Analyst

Good morning. What percentage of the holders of the senior subnotes, the floating rate notes, and the equity are required to affect the recapitalization transaction?

Tom Bailey – Angiotech Pharmaceuticals – CFO

It depends on what process that we pursue under the out of court process, what we’ve said is that in the voluntary exchange, we would need 98%. We didn’t comment on shareholder vote, thresholds in our press releases, and won’t comment on that at this stage until the proxy materials are ready and distributed.

Ted Bernstein – UBS – Analyst

So it would be 98% of both floating rate notes and senior subordinated notes?

Tom Bailey – Angiotech Pharmaceuticals – CFO

Under the floating rate notes, those thresholds are different, depending upon what it is we ultimately attempt to affect and how many noteholders we ultimately have sign the support agreement, and that’s the only comment I could make at this stage.

Ted Bernstein – UBS – Analyst

And under the Canadian version of a reorganization proceeding, what percentages would you require?

Tom Bailey – Angiotech Pharmaceuticals – CFO

No comment beyond what’s said in the press release.

Ted Bernstein – UBS – Analyst

Isn’t that just a matter of statutory walk? You can’t comment on that?

Tom Bailey – Angiotech Pharmaceuticals – CFO

Well, with respect to the floating rate notes, are you talking about, or with respect to the shareholder vote?

Ted Bernstein – UBS – Analyst

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Nov 09, 2010 / 04:00PM GMT, ANPI - Q3 2010 Angiotech Pharmaceuticals Earnings Conference Call

Well, I assume that if you go into a formal reorganization process, there’s some minimum required vote to affect the different tranches of debt to effect an exchange in debt for equity, isn’t that correct?

Tom Bailey – Angiotech Pharmaceuticals – CFO

You’re talking about a formal process where effectively we’re going into CCAA, is that what you’re referring to? If that’s the case, the thresholds are lower.

Ted Bernstein – UBS – Analyst

Okay, and can you tell me what those are?

Tom Bailey – Angiotech Pharmaceuticals – CFO

Not — I won’t comment further on what process we might pursue as an alternative to the one that we’ve proposed at this stage for various and obvious reasons. Because we’ve got a lot of advisors working on different options that may or may not make sense. So I’d be (inaudible) to comment outside of what we put in the press release about the process at this stage. There would be a lower threshold though, obviously, if we were doing something in court as opposed to out of court.

Ted Bernstein – UBS – Analyst

Okay. I’ll look it up. And on the new floating rate notes, what will the collateral be for the second lien?

Tom Bailey – Angiotech Pharmaceuticals – CFO

It would be consistent with the collateral that is currently provided to our Wells Fargo lenders under the first lien. So there are certain assets in foreign jurisdictions or that are immaterial entities that are excluded from the liens. And I don’t have those right — it’s a lengthy list obviously. Most of the guarantors and the guarantor subsidiaries that you see listed in our annual reporting documents are where most of that collateral that’s subject to these liens are contained, and it includes a lengthy list of receivables, inventory, real property, intellectual property, and the like.

Ted Bernstein – UBS – Analyst

Okay. Thank you very much.

Operator

Thank you very much, sir. Ladies and gentlemen, your next question comes from the line of Amit Shah of Visium. Please proceed.

Amit Shah – Visium Capital Management – Analyst

Hey, guys. Just wanted to get a little bit more color on the projections that you recently put out, specifically on the proprietary product line. Looks like obviously we see a lot of — a good amount of increase in 2011, 2012. I’m guessing there’s a decent amount of SG&A that is being allocated to that. Can you give a little bit more color on what a dollar invested in you really does translate to an increase in sales for Quill?

Tom Bailey – Angiotech Pharmaceuticals – CFO

Well, that is a question that would be, require a very lengthy answer, to answer specifically and exactly. And it depends on what period you’re looking at, on what that dollar of SG&A is going for. There are obviously a number of different programs. There’s SG&A that goes into direct sales. There’s SG&A that goes into marketing. And we look at all of those different programs and try to estimate returns on those different

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Nov 09, 2010 / 04:00PM GMT, ANPI - Q3 2010 Angiotech Pharmaceuticals Earnings Conference Call

investments. So generally speaking, and that’s a difficult question to answer, I can suggest broadly that obviously we continue to invest heavily in Quill while we’ve cut a lot of everything else, which would suggest that we feel very comfortable that the investments that we’ve made to date, even though they have been close to or in excess of the sales recorded, are providing the types of returns that would suggest we should continue to invest heavily and move it forward.

Amit Shah – Visium Capital Management – Analyst

Is that — have you reached a sales force kind of threshold, and are the next dollars more on a sort of on a marketing blitz?

Tom Bailey – Angiotech Pharmaceuticals – CFO

I think that we have ample room to expand our sales force, given the opportunities, both in the various territories, as well as if you look at the different new technologies that Bill has presented. I think that with the new technologies coming, there’s ample opportunity, both for expansion, as well as for additional expertise to be injected into the direct sales force. We also believe very strongly that there are ample additional opportunities beyond what we’ve already done, which has been fairly extensive. This program has been well funded through even the difficult times on clinical papers, marketing, and other things that we think could further support this opportunity, which as we’ve said, I think has got a lot more potential, given the size of this market beyond where we are today. Bill, you had a comment?

William Hunter – Angiotech Pharmaceuticals – President, CEO & Founder

I was just going to say products like this are nonlinear. You need one size sales force to convert what I’d call the early adopters, and then once the early adopters convert over to your technology, you get to kind of the main mass in the middle of the bell curve and that requires a different strategy, a different head count, and a different marketing budget than going after the KOLs or the first wave of early users. And so when you overlay that, you have different strategies for different times during your launch. The second element which makes us both unique and kind of challenging to do is that you’re not — it’s not really one product being sold to one person, so it’s not that this is an or orthopedic franchise and you look at Zimmer and say how many sales folks do they have and do kind of what they do. It’s not like that at all, because you sell some in orthopedics, you sell some in plastics, you sell some in gyny and urology, and next thing you know, you’re moving into ENT or general surgery or vascular surgery. And with each one of those, you have to have a strategy as to what types of people call on that, how many heads it takes to access those markets. So it’s not as straightforward as you might think. And you may very well see that it’s kind of lumpy and it ebbs and flows as we go into different fields and as we access different customer bases.

Amit Shah – Visium Capital Management – Analyst

Okay, thanks, guys.

Operator

Thank you very much, sir. Ladies and gentlemen, your next question comes as a follow-up from Doug Dieter of Imperial Capital. Please proceed.

Doug Dieter – Imperial Capital – Analyst

Thanks. On Quill, how many SKUs are you currently at, and where is that going to go to?

William Hunter – Angiotech Pharmaceuticals – President, CEO & Founder

I think we’re in the 80s. It’s — the way we look at this product is we — let’s put it this way. What we haven’t done is look at the Ethicon catalog and said okay, well let’s have one Quill SKU for every SKU that’s available for a standard suture line. That’s not really how we’re doing it. If that was the case, you would quickly find yourself into the thousands and thousands of SKUs.

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Nov 09, 2010 / 04:00PM GMT, ANPI - Q3 2010 Angiotech Pharmaceuticals Earnings Conference Call

But rather the way we have approached it is to say let’s look at different surgical procedures, particularly ones where we think Quill can be — really demonstrate the superiority of Quill. Those are, tend to fall into one of two categories. Either a really long incision that takes a long time to close using standard methods, or you can save significant time by using a running suture and using Quill, so an example of that would be total joint surgery and the like or in plastic surgery, body contouring, some of those big, long incisions. And the second place is, where is tying a knot a difficult thing to accomplish in the OR, and the ability to eliminate the knot makes that procedure more streamlined. It certainly makes it faster, but it also makes it easier to do and it makes it a lot, a lot nicer for the surgeon to complete the operation. And that tends to be in things like endoscopy. And so that’s something like myomectomy in gynecology or prostatectomy in urology.

And so, what we do is we find these procedures where Quill really shines and then we build procedure-specific SKUs. And so our product portfolio is really geared towards meeting a clinical need on an SKU by SKU basis, as opposed to just a proliferation of SKUs across all permutations and combinations of wounds that could actually occur in the operative environment. So, long-winded way of saying I don’t think you should expect us to go into the thousands, but it probably will progress by 10, 20, 30, 40, 50 a year as we move into more and more procedures going forward.

Doug Dieter – Imperial Capital – Analyst

Can you also update us on the status of the B. Braun relationship in Europe — I know that’s only a few countries, but it’s been now several months — and where that’s taking the Company in terms of sales?

William Hunter – Angiotech Pharmaceuticals – President, CEO & Founder

It’s — well, you’ve been around for a while, so you’ve seen how Quill tends to behave. What happens is, in the first year of any new territory or any new indication even that we go into with Quill, the sales are not really particularly impressive over the first year, because it tends to take you anywhere from 6 to 12 months to get out there, demonstrate it to the surgeon, have the surgeon do the procedure, see the patient in follow-up, see how the wound heals, see how the outcomes are, and then maybe after a six- to nine-month clinical cycle, then you sit down with the hospital administration and you go through the whole process of getting it on the shelf. So the first year really isn’t about sales. The first year is really about making people aware of the product and demoing it and trialing it in as many hospitals with as many users as you can. And so that’s what we’re seeing there in the French and the UK market. The sales are not anything to write home about but we would expect that they would take about a year to get an installed user base and then we would start to see a progressive increase as we go into years two and three and beyond. Right now I wouldn’t be gauging them so much by sales as by whether or not they are getting it into the hands of customers.

Doug Dieter – Imperial Capital – Analyst

Have discussions occurred since to expand that relationship deeper into Europe?

William Hunter – Angiotech Pharmaceuticals – President, CEO & Founder

I wouldn’t comment on corporate discussions one way or the other.

Doug Dieter – Imperial Capital – Analyst

Okay. And then in terms of your guidance in a couple press releases ago related to the royalty, future revenues, you obviously have a big uptake in royalties associated with, my guess is, the Zilver being approved. Can you talk a little bit about what your expectations are as it relates to that guidance. Obviously we can bring down TAXUS royalties a little bit and then we take the difference and assume that debt to Zilver PTX. Can you talk — can you give us a little bit more specifics around that?

William Hunter – Angiotech Pharmaceuticals – President, CEO & Founder

Sure.

Tom Bailey – Angiotech Pharmaceuticals – CFO

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Nov 09, 2010 / 04:00PM GMT, ANPI - Q3 2010 Angiotech Pharmaceuticals Earnings Conference Call

I would say the same thing I’ve said, that doing — working at this Company now for eight years, and I’ve always said the same thing. That’s that I do not give guidance, nor do we take any responsibility for forecasts relating to the royalty business. We derive our forecasts for royalties based on a look at what analysts out there are estimating Boston Scientific may do. We aren’t Linked, or Cook for that matter, in the peripheral market and we are in no way linked into what they are doing in terms of sales in any given week or month. So it’s very difficult for us to suggest that what we’re giving as guidance, and that’s why we carved that out separately in the press release.

So what I would suggest we’ve attempted to do is take some good guesses of folks out there and derive a forecast for royalties that suggest that Cook should have an approval at sometime in the second half of next year and that we would see some royalty revenue from that. I will disavow any responsibility of those projections and if the actuals turn out to be different materially from those projections that I have, unlike our other businesses, absolutely, no insights internally as to how those things might unfold. I think the best folks to talk to there would be either the folks at Boston Scientific or Cook about what they think the outlook for those products would be. I think that with that said, the trends in TAXUS are — or have been what they have been and I think our perspective is consistent with what most people think and that they reach close to a bottom and that we’ve got some reasonable assumptions in there for Cook but I think most folks think, when they are talking about the peripheral market, they could be in excess of what we’ve shown.

William Hunter – Angiotech Pharmaceuticals – President, CEO & Founder

I would echo Tom’s comments in the sense that obviously we’re in a position in terms of recapitalizing the Company where we’re obligated to put forward some sort of estimates on parts of the business. Clearly we don’t think the TAXUS franchise is going to grow. So if you see anything there, it’s obviously attributable to Zilver.

I will say this, which is whatever we have there or whatever you deduce from that, I guarantee you it’s wrong. It’s just way too difficult to handicap that. We don’t — this isn’t the third drug-eluding stent into the peripheral vascular market where we can say, here’s how many drug-eluding stents are used in the peripheral space and here’s what percent of the market we’re going to take. It is an absolute best guess, and I emphasize guess, guess, and guess. What I will say is the clinical data is really, really compelling. And I suspect the product will be fairly binary. By that, I mean either it’s going to be kind of a gradual slow conversion type product where it will be a good performer and it will move up a bit at a time, as more and more docs get comfortable using peripheral stents and more and more docs buy into the drug-eluding peripheral story, or it will go more like we saw in the coronary space where the conversion was probably faster and more aggressive than anybody actually modeled.

So I wouldn’t put any substance into those numbers. And what I would do instead, if I was looking out beyond that, is just kind of put a place holder in place, wait till the US launch comes, give it a couple of quarters to see whether this is going to be a slow ramp or whether this is going to be a more aggressive grower, because I don’t think you can extrapolate anything from Europe. We weren’t able to do that in the past and I wouldn’t read into anything right now as to what is or isn’t happening in Europe. I mean, this story is going to be told on the US launch and I don’t think anybody has any real insight into what that’s going to look like.

Doug Dieter – Imperial Capital – Analyst

Is it fair to assume that the Cook royalty payment to the Company in the third quarter was immaterial?

William Hunter – Angiotech Pharmaceuticals – President, CEO & Founder

It is very fair to say that it was immaterial. Even that, I wouldn’t put too much — I wouldn’t weigh that as good, bad, or indifferent. The clinical data was presented at TCT, which is a September meeting. And in Europe at CIRSE, which is a late September, early October meeting. By then, that quarter was already over and we trail by a quarter in terms of when we get paid. So I wouldn’t expect that anybody was going to get out in front of the clinical package. The data set just wasn’t big enough.

But I will say that I think if you talk to people who eat, live, and breathe this space, they would tell you that Cook data is really pretty impressive. That no one’s seen anything like it, that the patency rates are really, really high and certainly better than anything we’ve seen with bare metal stents or Lemuses, or anything else that’s ever been attempted before. What I don’t think anyone knows is what are the conversion characteristics of that market, how aggressive are interventionalists in treating that space? We know interventional cardiologists are extraordinarily aggressive, but we don’t know exactly how quickly interventional radiologists and the like will be technology adapters in this space. But it is great data. They are going to have a great package to go out and market to their end users, and it also looks like the kind of data that should be approvable by the FDA. So those are all really good indicators going forward. But this story probably doesn’t start to gain momentum until the second half of 2011.

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Nov 09, 2010 / 04:00PM GMT, ANPI - Q3 2010 Angiotech Pharmaceuticals Earnings Conference Call

Doug Dieter – Imperial Capital – Analyst

Thanks a lot.

Operator

Thank you very much, sir. Ladies and gentlemen, that concludes our Q&A session for today. I would like to turn the call back over to our speakers for any closing remarks.

William Hunter – Angiotech Pharmaceuticals – President, CEO & Founder

Thank you.

This isn’t the most pleasant conference call that we’ve held in the 19 years we’ve been doing this here at Angiotech. And certainly for the long-suffering equity holders of this business, there’s a great deal of empathy and understanding around this table as to how traumatic that ride has actually been. Having said that, I think we have built an exceptional Company here. I mean, we’ve gone from nothing to a decent-sized business that has a lot of interesting products and has revolutionized a fair number of markets for a relatively small organization.

We certainly had a significant impact in the coronary stent space. I believe we’re going to have a significant impact in the peripheral stent space. I do believe that five, six, seven years from now, barbed sutures and tissue-specific designs and all the things that we talked about on these calls will be a mainstay in surgery. I think they will be just a given as a part of what a surgeon uses in any variety of procedures. And I think that the anti-infective platform, especially as we look out and see that hospitals are going to have to start publishing their infection rates, that reimbursement is going to be determined by the ability of an institution to prevent preventable illnesses, I think we probably have a very good technology that’s coming out at the right time and the right place.

And I think this Company has a long history of being able to innovate rapidly and put things out there that ultimately become mainstream and become widely accepted within the disciplines we’re at, and given that we’ve been in four or five different disciplines and still able to innovate, we certainly aren’t confined to one space or one idea and we certainly haven’t been a one-trick pony. The one thing that has held this business back has been the balance sheet issues that we had and how we got there. I think spending time on that and pointing it out is a useless exercise. We sit where we sit. And now as a business, we need to reduce our debt load and we need to invest in this business and actually have the chance to grow out of this and invest in what we have.

Historically, we build things for other people. Other people then took those and turned them into multibillion dollar products in certain instances. And at some point, this business needs to develop one of its own $1 billion products and keep it close to home, because that’s how we’re really going to create explosive value in the business. I think we have some of those sitting here right now. And the only reason that we haven’t been able to do it and exploit things to the level that we wanted to is because we’ve had constraints and we haven’t had the ability to do everything that we wanted to do, when we wanted to do it. And if this transaction, and quite frankly, others that may follow, are able to get us into that position, then I think this business can ultimately deliver on its promise to its shareholders, to its employees, and to its patients.

If this is a very difficult step along the way of getting there, then so be it. I think we went out of our way for years to try and find other ways to do this, and there weren’t any obvious ones out there. There was nothing that we didn’t try to do. There was nothing that we didn’t ultimately investigate, and in many cases, take all the way through to its logical conclusion. But we find ourselves where we find ourselves, and I think if we don’t move forward off of this transaction, to put the business into even further turmoil, there will come a point in time where it’s difficult to keep this Company together, it’s difficult to keep the people motivated, it’s difficult to keep things going forward. So I think we need to go into a process that can be done as quickly as possible, completed as quickly as possible, and we can start 2011 and just get going, because this is not an underperforming Company. The Company is doing a great job. The Company is growing really quite nicely. The products that we have are doing really, really well.

So we need to close a chapter that has been a difficult one. We hung around, we scraped. We looked under every seat cushion. We did everything we could to try and reach through it. That just wasn’t to be and I think we need to just close the books and move forward in 2011.

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Nov 09, 2010 / 04:00PM GMT, ANPI - Q3 2010 Angiotech Pharmaceuticals Earnings Conference Call

All of us are here to answer your questions. I’ll be here to empathize with those of you who have been around for a long time and know the whole history of how we ended up. Please don’t hesitate to call, and if you have any concerns about this transaction, please voice them now, because I think we need to move forward and get on to the next stage of our lives. Thank you very much for all your attention over the years and I look forward to talking to you further.

Operator

Thank you very much, sir. And thank you very much, ladies and gentlemen, for your participation in today’s conference call. This concludes your presentation for today. You may now disconnect. Have a good day.

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